Mail Stop 3651

      March 2, 2006

Via U.S. Mail and Facsimile

Earl E. Congdon
Chief Executive Officer
Old Dominion Freight Line, Inc.
500 Old Dominion Way
Thomasville, NC 27360

RE:	Old Dominion Freight Line, Inc.
			Form 10-K for the Fiscal Year Ended December 31,
2004

      File No. 000-19582



Dear Mr. Congdon:



      We have reviewed your response letter dated November 10,
2005
and have the following comments. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended December 31, 2004

Note.1 Significant Accounting Policies

Revenue and Expense Recognition
Allowance for Uncollectible Accounts, page 32

We note your response to our prior comment 2 and 4. In this regard, please include in your note 1 to your future consolidated financial, your significant accounting policies for allowance for uncollectible accounts and revenue adjustments, similar to your proposed MD&A disclosure in your response to our prior comment 2 and 4.

Other

We note your response to our prior comments 2, 4, 5, 6, 7 and 8.
As
indicated in your response letter dated November 10, 2005, please file your proposed changes in an amendment to your Form 10-K for the Fiscal
Year Ended December 31, 2004 as soon as practical.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Jeff Jaramillo at (202) 551-3212 or Joe Foti, Senior Assistant Chief Accountant, at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202)
551-
3755 with any other questions.


							Sincerely,


							Joe Foti
							Senior Assistant Chief
Accountant



Via facsimile:	Wes Frye, Senior Vice President - Finance
	(336) 822-5289




Earl E. Congdon
Old Dominion
March 2, 2006
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